UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For April 23, 2008

Commission File No. 001-32860

Shanghai Century Acquisition Corporation
23rd Floor, Shun Ho Tower, 24-30 Ice House Street, Central,
Hong Kong SAR, China
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☒
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Other Events

Shanghai Century Acquisition Corporation (the “Company”) has scheduled a conference call with all public investors at 10:30 am EST to discuss its proposed acquisition of New Goal International Limited and its press release dated April 23, 2008. Investors who wish to participate in the call should use the following call-in numbers:

Dial-in Details:

China Newcom users: 10800 852 0945

China Telecom users: 10800 152 0945

Hong Kong: 2888 1811

USA: 1888 289 6316

International Access : +852 2888 1811

Taiwan: 00801 855 854

Australia: 1800 008 329

New Zealand: 0800 443 611

Thailand: 001 800 852 6921

Singapore: 800 852 3467

Japan: 00531 85 0083

South Korea: 00798 8521 6925

Indonesia: 001 803 852 6929

Malaysia: 1800 808 778

United Kingdom: 0800 068 9908

India: 000 800 852 1160

Philippines: 1800 765 2917

Passcode: 391043#

The information in this Report, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shanghai Century Acquisition Corporation

By:/s/ Franklin Chu
Name: Franklin Chu
Title: Co-Chief Executive Officer
Dated: April 23, 2008